UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Final Amendment)
Platinum Energy Resources, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
727659104
(CUSIP Number)
Simon M. Lorne, Esq.
Millennium Management LLC
666 Fifth Avenue, 8th Floor
New York, New York 10103
(212) 841-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

CUSIP No.	727659104	SCHEDULE 13D/A	Page	2	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millenco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Introduction)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Introduction)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0- (See Introduction)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, BD

CUSIP No.	727659104	SCHEDULE 13D/A	Page	3	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millennium Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Introduction)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Introduction)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0- (See Introduction)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	727659104	SCHEDULE 13D/A	Page	4	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millennium Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,154,800 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,154,800 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,154,800 (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	727659104	SCHEDULE 13D/A	Page	5	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Israel A. Englander

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,154,800 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,154,800 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,154,800 (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 727659104	SCHEDULE 13D/A	Page 6 of 11
Explanatory Note
Introduction
     This Final Amendment to Schedule 13D (“Final Amendment to Schedule 13D”) amends and restates Amendment No. 4 to Schedule 13D (“Amendment No. 4 to Schedule 13D”) filed on December 12, 2007 by Millenco LLC, Millennium Management LLC and Israel A. Englander, relating to their beneficial ownership of the common stock, par value $0.0001 per share (the “Common Stock”) of Platinum Energy Resources, Inc. (the “Issuer”).
      This Final Amendment to Schedule 13D is being filed to (i) reflect the transfer of 1,001,400 shares of the Issuer’s Common Stock and 53,400 warrants to purchase the Issuer’s Common Stock (“Warrants”) held by Millenco LLC, to Integrated Core Strategies (US) LLC and 100,000 shares of the Issuer’s Common Stock from Millennium Partners, L.P. to Cognizant Holdings, Ltd., each of which is wholly-owned by the same entity. As a result this transfer, Integrated Core Strategies (US) LLC and Cognizant Holdings, Ltd. are now the beneficial owners of the above-described shares of the Issuer’s Common Stock; (ii) to report other changes as set forth in this filing; and (iii) to file a final amendment (see Item 5(e)).
Item 1. Security and Issuer.
     The name of the Issuer is Platinum Energy Resources, Inc. The address of the Issuer’s principal executive offices is 11490 Westheimer Road, Suite 100, Houston, Texas 77077. This Final Amendment to Schedule 13D relates to the Issuer’s Common Stock. The Reporting Persons also hold warrants to purchase the Issuer’s Common Stock (“Warrant”).
Item 2. Identity and Background.
     (a)-(c), (f) This statement is being filed by Millenco LLC, a Delaware limited liability company (“Millenco”) and Millennium Partners, L.P., a Cayman Islands exempted limited partnership (“Millennium Partners”). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ.
     Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the manager of Millenco and the managing partner of Millennium Partners, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco and Millennium Partners. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco or Millennium Partners. Millenco, Millennium Partners, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons (“Reporting Persons”) in this Final Amendment to Schedule 13D.
     The business address for Millenco, Millennium Partners, Millennium Management and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

CUSIP No. 727659104	SCHEDULE 13D/A	Page 7 of 13
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission (“SEC”) and the Attorney General of the State of New York (the “NYAG”) relating to allegations that Millennium Partners had engaged in a pattern of deceptive “market timing” of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund “late trading” in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.
     Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the “Exchange Act”), and prophylactic relief.
Item 3. Source and Amount of Funds or Other Consideration.
      The amount of funds used to purchase the 1,154,800 shares of the Issuer’s Common Stock and Warrants held by Millennium Management LLC and Israel A. Englander, in the transactions giving rise to this Final Amendment to Schedule 13D was approximately $8,252,583, calculated on an average cost basis (excluding brokerage commissions) by account. In some cases, the consideration for the Common Stock and Warrants is based on estimates by the Reporting Persons (e.g., when such Common Stock and Warrants were purchased as part of a unit, consisting of one share of Common Stock and one Warrant (“Unit”), the Unit’s constituent parts became separately traded and when a Reporting Person sold such Warrants and such retained Common Stock needed to be valued). Millenco and Millennium Partners effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to Millenco and Millennium Partners as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.
Item 4. Purpose of Transaction.
     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.
     The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

CUSIP No. 727659104	SCHEDULE 13D/A	Page 8 of 11
     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.
Item 5. Interest in Securities of the Issuer.
     (a) As the date hereof, (i) Millenco was the beneficial owner of 0 shares of Common Stock and 0 Warrants to purchase the Issuer’s Common Stock and (ii) Millennium Partners, L.P. was the beneficial owner of 0 shares of the Issuer’s Common Stock. Each Warrant entitles the holder to purchase one share of the Issuer’s Common Stock at an exercise price of $6.00 and will expire on October 23, 2009, or earlier upon redemption.
     Millennium Management LLC is the general partner of Integrated Holdings Group LP, a Delaware limited partnership (“Integrated Holding Group”), which is the managing member and 100% shareholder of Integrated Core Strategies and 100% shareholder of Cognizant Holdings, Ltd and consequently may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies (US) LLC.
     Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Integrated Core Strategies (US) LLC and Cognizant Holdings, Ltd., respectively.
     The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares held by Integrated Core Strategies (US) LLC and Cognizant Holdings, Ltd., respectively.
      As described in the Introduction, Integrated Core Strategies holds 1,001,400 shares of Common Stock and 53,400 Warrants and Cognizant Holdings, Ltd. holds 100,000 shares. Accordingly, as of the date of this filing, Mr. Englander and Millennium Management may be deemed to be beneficial owners of 1,154,800 shares of Common Stock which represents approximately 4.8% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of 24,068,675 shares of Common Stock outstanding as of June 30, 2008, as disclosed in the Issuer’s Form 10-Q, dated August 15, 2008.
     (b) Millenco may be deemed to hold shared power to vote and to dispose of the 0 shares of Common Stock described in (a) above. Millennium Partners may be deemed to hold shared power to vote and to dispose of the 0 shares of Common Stock described in (a) above. Mr. Englander and Millennium Management may be deemed to hold shared power to vote and to dispose of the 1,154,800 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander or Millennium Management as to beneficial ownership of the shares held by Millenco and Millennium Partners.

CUSIP No. 727659104	SCHEDULE 13D/A	Page 9 of 11
     (c) Transactions in the Issuer’s Common Stock and Warrants by the Reporting Persons during the past 60 days: No transactions in the Issuer’s Common Stock and Warrants by the Reporting Persons were effected in the past 60 days.
     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.
     (e) As of August 15, 2008, Millenco and Millennium Partners ceased to be the beneficial owner of more than five percent of the outstanding class of securities.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     In connection with arrangements with Millenco’s and Millennium Partners’ prime brokers, such prime brokers are permitted to lend securities in Millenco’s and Millennium Partners’ accounts (as the case may be) to the extent permitted by debit balances in such accounts. Millenco and Millennium Partners generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millenco and Millennium Partners (or their prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand. However, it should be noted that shares lent by Millenco, Millennium Partners or their prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Millenco or Millennium Partners (as the case may be).
     There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.
     Exhibit I: Joint Filing Agreement, dated as of November 4, 2008, by and among Millenco LLC, Millennium Partners, L.P., Millennium Management LLC and Israel A. Englander.

CUSIP No. 727659104	SCHEDULE 13D/A	Page 10 of 11
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 4, 2008

MILLENCO LLC
By:	/s/ Mark Meskin
	Name:	Mark Meskin
	Title:	Chief Executive Officer

MILLENNIUM PARTNERS, L.P.
By:	Millennium Management LLC,
its managing partner

By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

MILLENNIUM MANAGEMENT LLC
By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

/s/ Israel A. Englander by David Nolan
pursuant to Power of Attorney filed with
the SEC on June 6, 2005
Israel A. Englander

CUSIP No. 727659104	SCHEDULE 13D/A	Page 11 of 11
EXHIBIT I
JOINT FILING AGREEMENT
     This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share, of Platinum Energy Resources, Inc., a Delaware corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: November 4, 2008

MILLENCO LLC
By:	/s/ Mark Meskin
	Name:	Mark Meskin
	Title:	Chief Executive Officer

MILLENNIUM PARTNERS, L.P.
By:	Millennium Management LLC,
its managing partner

By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

MILLENNIUM MANAGEMENT LLC
By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

/s/ Israel A. Englander by David Nolan
pursuant to Power of Attorney filed with
the SEC on June 6, 2005
Israel A. Englander